Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-6420, Japan

December 5, 2007

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
Rule 12g3-2(b) Exemption

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Taro Omoto of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8307; facsimile: 813-6212-8207).

Very truly yours,

Japan Retail Fund Investment Corporation

By: [signature]
Name: Yorishige Kondo
Title: Executive Director

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan and the rules of Tokyo Stock Exchange, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from August 1, 2007 to October 31, 2007. Excerpt English Translations of the Japanese language documents numbered from 1 to 17 below are included in EXHIBIT A, attached hereto.

1. Press Release (Japanese Language only) titled "Notice of Acquisition of Property " dated August 7, 2007

2. Press Release (Japanese Language only) titled "Notice of the Transfer of Assets " dated August 20, 2007

3. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated August 28, 2007

4. Press Release (Japanese Language only) titled "Notice of Acquisition of Property " dated August 28, 2007

5. Press Release (Japanese Language only) titled "Notice of Acquisition of Property " dated August 28, 2007

6. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Refunding)" dated August 29, 2007

7. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated August 29, 2007

8. Press Release (Japanese Language only) titled "Notice of Rent Revision at Ito-Yokado Narumi" dated August 29, 2007

9. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated August 31, 2007

10. Press Release (Japanese Language only) titled "Notice of Acquisition of Property " dated September 12, 2007

11. Press Release (Japanese Language only) titled "Notice of Acquisition of Land being Used as a Parking Lot in Nara Family " dated September 18, 2007

12. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated September 26, 2007

13. Press Release (Japanese Language only) titled "Notice of Revisions of Expected Dividends for the Period Ending in August 2007 (the 11th Period)" dated October 3, 2007

14. Press Release (Japanese Language only) titled "Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period Ending in August 2007 (From March 1, 2007 to August 31, 2007)" dated October 15, 2007

15. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated October 17, 2007

16. Press Release (Japanese Language only) titled "Notice of Acquisition of Property " dated October 18, 2007

17. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Refunding)" dated October 30, 2007

B. ENGLISH LANGUAGE DOCUMENTS

The English documents listed below are included in EXHIBIT B, attached hereto.

Press Releases

	Date	Title
1.	August 7, 2007	Japan Retail Fund Investment Corporation to Acquire Shopping Center in Yachiyo City, Chiba Prefecture
2.	August 20, 2007	Japan Retail Fund Investment Corporation to Sell Wonder City in Nagoya City, Aichi Prefecture
3.	August 28, 2007	Japan Retail Fund Investment Corporation to Acquire Shopping Center in Yotsukaido City, Chiba Prefecture
4.	August 28, 2007	Japan Retail Fund Investment Corporation to Acquire Oyama Yuen Harvest Walk in Oyama City, Tochigi Prefecture
5.	August 29, 2007	Japan Retail Fund Investment Corporation Agrees to Rent Reduction at Ito-Yokado Narumi in Aichi Prefecture
6.	September 12, 2007	Japan Retail Fund Investment Corporation to Acquire Urban Retail Property in Omotesando Area of Tokyo
7.	September 18, 2007	Japan Retail Fund Investment Corporation to Acquire Land Adjacent to Nara Family in Nara City, Nara Prefecture
8.	October 3, 2007	Japan Retail Fund Investment Corporation Revises Upward its Distribution Forecast for the 11th Fiscal Period
9.	October 15, 2007	Eleventh Fiscal Period Results (March 1, 2007-August 31, 2007)
10.	October 18, 2007	Japan Retail Fund Investment Corporation to Acquire GYRE in Omotesando Area of Tokyo

EXHIBIT A

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Items 1 to 17.

[Translation]

August 7, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1) Assets to be acquired: Beneficial interests in real estate trust

(2) Name of the property: AEON Yachiyo-Midorigaoka Shopping Center

(3) Acquisition price: 30,789,530,000 yen

(4) Acquisition date: August 8, 2007 (scheduled execution of transfer agreement)
September 4, 2007 (scheduled acquisition)

(5) Party from which the property will be acquired:
Nomura Real Estate Development Co., Ltd.

(6) Funds for the acquisition: Borrowed funds (anticipated)

2. Reasons for the acquisition:

[Translation omitted.]

3. Description of the property to be acquired

[Translation omitted.]

4. Outline of party from which the beneficial interests in trust will be acquired:

(1)	Trade name:	Nomura Real Estate Development Co., Ltd.
(2)	Location of head office:	Shinjuku Nomura Building, 26-2, Nishi-shinjuku 1-chome, Shinjuku-ku, Tokyo
(3)	Representative:	President Hirohisa Suzuki
(4)	Capital:	2,000 million yen (as of March 31, 2007)
(5)	Major shareholders:	Nomura Real Estate Holdings, Inc. (as of March 31, 2007)
(6)	Main business activities:	Residential development business, Building business, Investment management & development business, Property brokerage & consignment sales business, Other business
(7)	Relationship with Investment Corporation or the Investment Trust Management Company:	Not applicable.

5. Status of party acquiring properties:

[Translation omitted.]

6. Outline of brokerage

[Translation omitted.]

7. Future prospects:

This acquisition will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation for the accounting period ending in August 2007.

- End -

【Appearance of the Property】

[Two images omitted]

【Map for Location of the Property】

[Image omitted]

[Translation]

August 20, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of the Transfer of Assets

We hereby inform you that we have decided to transfer the assets as follows on the above date.

1.Summary of the property for transfer

(1) Expected properties for transfer: Beneficial interests in real estate trust

(2) Property name: Wonder City

(3) Transfer value: 19,400 million yen

(4) Book price: approximately 17,465 million yen (estimated amount at the end of August 2007)

[Formula: book price as of the last day of February 2007 of 16,688 million yen **plus** construction cost for an additional building within the Wonder City of approximately 879

million yen **minus** estimated amount of depreciation expenses for the 11th period and others of 102 million yen]

(5) Costs related to the transfer: approximately 1,895 million yen (Cancellation payment to the existing tenants etc.)

(6) Difference of the transfer value and the book price together with costs related to transfer: approximately 39 million yen (difference between (3) above and both (4) and (5))

(7) Evaluation method: Appraised Value: 19,400 million yen
Appraiser: Japan Real Estate Institute
Date of Price Evaluation: August 31, 2007

(8) Execution date: August 20, 2007

(9) Scheduled date for transfer: August 31, 2007

(10) Transferee: Mitsubishi Corporation (Please see "Summary description of the transferee" in item 4 below.)

2. Reason for the transfer
[Translation omitted.]

3. Details of the property transferred
[Translation omitted.]

4. Summary description of the transferee

1) Trade name: Mitsubishi Corporation

2) Location of headquarters: 3-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo

3) Representative: Yorihiko Kojima

4) Capital: 199,288 million yen (as of the last day of March, 2007)

5) Major shareholder: The Master Trust Bank of Japan, Ltd., Tokio Marine & Nichido Fire Insurance Co., Ltd., Japan Trustee Services Bank, Ltd. and others (as of the last day of March, 2007)

6) Major business: General trading company

7) Relationship with the Investment Corporation or the Investment Trust Management Company:

Mitsubishi Corporation is a parent company of the investment trust management company and falls under an interested party under the Law concerning Investment Trust and Investment Corporations. The ratio of capital contribution by Mitsubishi Corporation to the investment trust management company amounts to 51 %.

5. Schedule of transfer

August 20, 2007:	Execution of transfer agreement for beneficial interests in trust.
August 31, 2007:	Scheduled date for handover.

6. Future prospects

The transfer of these beneficial interests in trust will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation, and there is no change to the forecast for the management conditions for its accounting period ending in August 2007.

- End -

[Translation]

August 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money
   To fund the purchase of beneficial interests in real estate trust of "Ito-Yokado Yotsukaido".
2. Description of the borrowing:

(1) Party from which the borrowing is made: Mizuho Corporate Bank, Ltd.

(2) Principal amount: 2,500 million yen

(3) Interest rate: 0.96805% (from August 30, 2007 to September 28, 2007)
The interest rate on and after September 29, 2007 will be determined on September 26.

(4) Method of borrowing money: Unsecured and unguaranteed

(5) Interest Payment Date:

The last day of September 2007, December 2007, March 2008 and June 2008, and the repayment date for the principal

(6) Method of Returning the Principal:

It will be repaid in a lump sum on the final repayment date for the principal. However, (partial) repayment for the principal is allowed on the interest payment dates.

(7) Date of Borrowing: August 30, 2007

(8) Final Repayment Date for the Principal: August 29, 2008

- End -

(Reference materials)

Status of borrowings and investment corporation bonds after borrowing

(Unit: million yen)

	Before borrowing	After borrowing	Variation
Short-term borrowing	25,730	28,230	+2,500
Long-term borrowing	5,000	5,000	0
Sum of borrowing	30,730	33,230	+2,500
Investment corporation bonds	100,000	100,000	0
Sum of borrowing and investment corporation bonds	130,730	133,230	+2,500

[Translation]

August 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1)	Assets to be acquired:	Beneficial interests in real estate trust (Trustee: The Chuo Mitsui Trust and Banking Company, Limited)
(2)	Name of the property:	Ito-Yokado Yotsukaido
(3)	Acquisition price:	13,600 million yen
(4)	Acquisition date:	August 30, 2007 (scheduled execution of transfer agreement and scheduled acquisition)
(5)	Party from which the property will be acquired:	Yugen Kaisha Active Peace Corporation
(6)	Funds for the acquisition:	Funds on hand and borrowed funds

2. Reasons for the acquisition:

[Translation omitted.]

3. Description of the property to be acquired
[Translation omitted.]

4. Outline of party from which the beneficial interests in trust will be acquired:

(1)	Trade name:	Yugen Kaisha Active Peace Corporation
(2)	Location of head office:	11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo
(3)	Representative:	Director Takehisa Tei
(4)	Capital:	3 million yen
(5)	Major shareholders:	Limited Liability Intermediary Corporation Fine Holdings
(6)	Main business activities:	Purchase, lease, management, ownership and sale of real estate and others
(7)	Relationship with Investment Corporation or the Investment Trust Management Company:	Not applicable.

5. Status of party acquiring properties:
[Translation omitted.]

6. Outline of brokerage
[Translation omitted.]

7. Future prospects:
This acquisition will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation for the accounting period ending in August 2007.

- End -

【Appearance of the Property】
[Two images omitted]

【Map for Location of the Property】
[Image omitted]

[Translation]

August 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have determined the details as follows in respect of acquisition of "Oyama Yuen Harvest Walk" announced in the "Notice of Acquisition of Property" on March 19, 2007 and the "Notice of Change to the Scheduled Date for Acquisition of Property" on July 26, 2007.

	Details after change	Details before change
1. Outline of the acquisition		
(3) Acquisition price	10,200 million yen (for reference)	10,200 million yen (for reference)
(4) Acquisition date	August 31, 2007 (scheduled acquisition)	Beginning of September 2007 (scheduled acquisition)
(6) Funds for the acquisition	Funds on hand and borrowed funds	Borrowed funds (anticipated)

3.	Description of the property to be acquired
[Translation omitted.]	

- End -

[Translation]

August 29, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing (Refunding)

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money

To refund the existing short-term money borrowing.

2. Description of the borrowing:

(1) Party from which the borrowing is made:

The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd., Aozora Bank, Ltd.

(2) Principal amount: 10,000 million yen

(3) Interest rate: 1.00333% (from August 31, 2007 to September 28, 2007)

The interest rate on and after September 29, 2007 will be determined on September 26.

(4) Method of borrowing money: Unsecured and unguaranteed

(5) Interest payment date:

September 2007, December 2007, March 2008 and June 2008, and the repayment date for the principal

(6) Method of returning the principal:

It will be repaid in a lump sum on the final repayment date for the principal. However, (partial) repayment for the principal is allowed on the interest payment dates.

(7) Date of borrowing: August 31, 2007

(8) Final repayment date for the principal: August 29, 2008

- End -

(Reference materials)

Status of borrowings and investment corporation bonds after refunding

(Unit: million yen)

	Before refunding	After refunding	Variation
Short-term borrowing	38,230	38,230	±0
Long-term borrowing	5,000	5,000	0
Sum of borrowing	43,230	43,230	0
Investment corporation bonds	100,000	100,000	0
Sum of borrowing and investment corporation bonds	143,230	143,230	0

* Short-term borrowings before and after refunding shown above include the borrowing of 10 billion yen to fund the purchase of beneficial interests in real estate trust of "Oyama Yuen Harvest Walk" announced today (August 29, 2007).

[Translation]

August 29, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money

   To fund the purchase of beneficial interests in real estate trust of "Oyama Yuen Harvest Walk".

2. Description of the borrowing:

(1) Party from which the borrowing is made:

The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd., Aozora Bank, Ltd.

(2) Principal amount: 10,000 million yen

(3) Interest rate: 1.00333%

(from August 31, 2007 to September 28, 2007)

The interest rate on and after September 29, 2007 will be determined on September 26.

(4) Method of borrowing money: Unsecured and unguaranteed

(5) Interest Payment Date:

The last day of September 2007, December 2007, March 2008 and June 2008, and the repayment date for the principal

(6) Method of Returning the Principal:

It will be repaid in a lump sum on the final repayment date for the principal. However, (partial) repayment for the principal is allowed on the interest payment dates.

(7) Date of Borrowing: August 31, 2007

(8) Final Repayment Date for the Principal: August 29, 2008

(Reference materials)

Status of borrowings and investment corporation bonds after borrowing

(Unit: million yen)

			Before borrowing	After borrowing	Variation
		Short-term borrowing	28,230	38,230	+10,000
		Long-term borrowing	5,000	5,000	0
	Sum of borrowing		33,230	43,230	+10,000
	Investment corporation bonds		100,000	100,000	0
Sum of borrowing and investment corporation bonds			133,230	143,230	+10,000

- End -

[Translation]

August 29, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Rent Revision at Ito-Yokado Narumi

We hereby inform you that we have agreed with Ito-Yokado Co., Ltd., the tenant of the property (the "Tenant"), to revise the rent with respect to the property set forth in the title above (the "Existing Shopping Center"), a property in our portfolio.

1. Outline of the Existing Shopping Center:
   [Translation omitted.]

2. Background Leading to the Rent Revision
   [Translation omitted.]

3. Agreed Matters
   1) We will reduce the rent of the Existing Shopping Center by 132,226,704 yen per year from September 1, 2007, and the Tenant may not cancel the lease agreement entered into with us for the period ending on August 31, 2011.

2) The Tenant will continue to pay rent at the current levels for the five additional properties of ours that we lease to it (ESPA Kawasaki, Abiko Shopping Plaza, Ito-Yokado Yahashira, Ito-Yokado Kamifukuoka, and Ito-Yokado Tsunashima), and any further rent revision will not be made for the period starting on September 1, 2007 and ending on August 31, 2010.

4. Future prospects:

The rent reduction will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation, and there is no change to the forecast for the management conditions for its accounting period ending in August 2007 and February 2008.

- End -

[Translation]

August 31, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money

To fund the purchase of beneficial interests in real estate trust of "AEON Yachiyo-Midorigaoka Shopping Center"(Note).

(Note) The Investment Corporation intends to acquire the beneficial interests in real estate trust of "AEON Yachiyo-Midorigaoka Shopping Center" using funds on hand and this borrowed funds.

2-1. Description of the borrowing:

(1) Party from which the borrowing is made:

The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking

Company, Limited, The Sumitomo Trust & Banking Co., Ltd., Aozora Bank, Ltd.

(2) Principal amount: 15,500 million yen

(3) Interest rate: 1.00798% (from September 4, 2007 to September 28, 2007)

The interest rate on and after September 29, 2007 will be determined on September 26.

(4) Method of borrowing money: Unsecured and unguaranteed

(5) Interest Payment Date:

The last day of September 2007, December 2007, March 2008 and June 2008, and the repayment date for the principal

(6) Method of Returning the Principal:

It will be repaid in a lump sum on the final repayment date for the principal. However, (partial) repayment for the principal is allowed on the interest payment dates.

(7) Date of Borrowing: September 4, 2007

(8) Final Repayment Date for the Principal: September 4, 2008

2-2. Description of the borrowing:

(1) Party from which the borrowing is made: Sumitomo Mitsui Banking Corporation

(2) Principal amount: 7,470 million yen

(3) Interest rate: 0.97373% (from September 4, 2007 to September 28, 2007)

The interest rate on and after September 29, 2007 will be determined on September 26.

(4) Method of borrowing money: Unsecured and unguaranteed

(5) Interest Payment Date:

The last day of September 2007, December 2007, March 2008 and June 2008, and the repayment date for the principal

(6) Method of Returning the Principal:

It will be repaid in a lump sum on the final repayment date for the principal. However, (partial) repayment for the principal is allowed on the interest payment dates.

(7) Date of Borrowing: September 4, 2007

(8) Final Repayment Date for the Principal: September 4, 2008

- End -

(Reference materials)

Status of borrowings and invest corporation bonds after borrowing

(Unit: million yen)

	Before borrowing	After borrowing	Variation
Short-term borrowing	38,230	61,200	+22,970
Long-term borrowing	5,000	5,000	0
Sum of borrowing	43,230	66,200	+22,970
Investment corporation bonds	100,000	100,000	0
Sum of borrowing and investment corporation bonds	143,230	166,200	+22,970

[Translation]

September 12, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1) Assets to be acquired: Beneficial interests in real estate trust (building and land leasehold interest) (Trustee: To be determined)

(2) Name of the property: GYRE

(3) Acquisition price: 8,000 million yen

(4) Acquisition date: September 12, 2007 (execution of transfer agreement)
Mid-October 2007 (scheduled acquisition)

(5) Party from which the property will be acquired:
Takenaka Corporation

(6) Funds for the acquisition: Borrowed funds (anticipated)

2. Reasons for the acquisition:

[Translation omitted.]

3. Description of the property to be acquired

[Translation omitted.]

4. Outline of party from which the beneficial interests in trust will be acquired:

(1) Trade name: Takenaka Corporation

(2) Location of head office: 1-13, 4-chome, Hommachi, Chuo-ku, Osaka, Japan

(3) Representative: President and Chief Executive Officer Toichi Takenaka

(4) Capital: 50 billion yen (as of March, 2007)

(5) Major shareholders: TAK Property and others

(6) Main business activities: General engineering contractor and developer

(7) Relationship with Investment Corporation or the Investment Trust Management Company: Not applicable.

5. Status of party acquiring properties:

[Translation omitted.]

6. Outline of brokerage

[Translation omitted.]

7. Future prospects:

This acquisition will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation, and there is no change to the forecast for the management conditions for its accounting period ending in February 2008.

- End -

【Image of the Property】

[Image omitted]

【Map for Location of the Property】

[Two images omitted]

[Translation]

September 18, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Acquisition of Land being Used as a Parking Lot in Nara Family

We hereby inform you that we decided to acquire land being used as a parking lot as follows in the property set forth in the title above (the "Existing Shopping Center"), an asset held in our portfolio.

[Translation omitted]

[Translation]

September 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate has been determined as follows on the borrowings made by us on November 1, 2006, November 29, 2006, December 21, 2006, August 30, 2007, August 31, 2007, and September 4, 2007.

i. Unsecured short-term borrowing (8,000 million yen)
   Interest rate:
      From September 29, 2007 to November 1, 2007: 1.04273% per annum

ii. Unsecured short-term borrowing (2,530 million yen)
   Interest rate:
      From September 29, 2007 to November 29, 2007: 1.06250% per annum

iii. Unsecured short-term borrowing (3,000 million yen)

Interest rate:

From September 29, 2007 to December 21, 2007: 1.08283% per annum

iv. Unsecured short-term borrowing (2,200 million yen)

Interest rate:

From September 29, 2007 to December 21, 2007: 1.11375% per annum

v. Unsecured short-term borrowing (2,500 million yen)

Interest rate:

From September 29, 2007 to December 28, 2007: 1.11750% per annum

vi. Unsecured short-term borrowing (10,000 million yen)

Interest rate:

From September 29, 2007 to December 28, 2007: 1.14750% per annum

vii. Unsecured short-term borrowing (10,000 million yen)

Interest rate:

From September 29, 2007 to December 28, 2007: 1.14750% per annum

viii. Unsecured short-term borrowing (15,500 million yen)

Interest rate:

From September 29, 2007 to December 28, 2007: 1.14750% per annum

ix. Unsecured short-term borrowing (7,470 million yen)

Interest rate:

From September 29, 2007 to December 28, 2007: 1.11750% per annum

The interest rate on and after December 29, 2007 will be determined on December 26.

- End -

[Translation]

October 3, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Revisions of Expected Dividends for the Period Ending in August 2007 (the 11th Period)

We hereby inform you that we will revise as below the expected dividends per unit for the period ending in August 2007 (from March 1, 2007 to August 31, 2007) which was publicly announced in our Abbreviated Notice Regarding Settlement of Accounts dated April 12, 2007.

1. Revisions of the expected dividends for the period ending in August 2007 (from March 1, 2007 to August 31, 2007)

	Dividends per unit (excluding dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (as of April 12, 2007) (A)	15,236 yen	¥-
Estimate as revised (B)	16,549 yen	¥-

Variation (B-A)	1,313 yen	
Ratio of Variation	8.62%	
Cf. Actual dividends per unit for the previous period	15,730 yen	¥-

Note 1: The number of outstanding investment units as at the end of the period is 386,502 units.

Note 2: Any fractions less than the indicated unit are discarded, and the ratio above is rounded to two decimal places.

2. Reasons for the revisions:

We hereby revise our expected dividends per unit at this point in time because the overview of the management conditions for the period ending in August 2007 have become clear, and it is expected that there will be a deviation of 5% or more from the most recent Expected Dividends per unit for the Period Ending in August 2007, which was publicly announced on April 12, 2007.

Note:

The above is a statement of the management conditions expected as at this point in time, and the actual dividends may change. These expectations do not guarantee the amount of such dividends.

-End-

[Translation]

Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period Ending in August 2007 (From March 1, 2007 to August 31, 2007)

October 15, 2007

Name of Issuer of Real Estate Investment Trust:	Japan Retail Fund Investment Corporation
Listed Securities Exchange:	Tokyo Stock Exchange
Code Number:	8953 (URL http://www.jrf-reit.com)
Representative:	Executive Director Yorishige Kondo
Name of Asset Manager:	Mitsubishi Corp.- UBS Realty Inc.
Representative:	Representative Director Yuichi Hiromoto
Reference of Responsible Person:	Executive Officer Shunichi Minami TEL:03-5293-7081
Scheduled submission date of the annual securities report:	November 22, 2007
Scheduled Commencement Date of Payment of Dividends:	November 19, 2007

(Discarding the figures less than one million yen)

1. State of Operation and Assets for the Period Ending August 2007 (March 1, 2007~ August 31, 2007)

(1)State of Operation (% display shows increase and decrease compared to the previous period)

	Operating Income		Operating Profit		Ordinary Profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Period Ending August 2007	18,490	10.6	7,408	6.8	6,409	5.2
Period Ending February 2007	16,712	11.4	6,938	15.6	6,093	19.0

	Current Income		Current Income Per Unit	Unit holder's Equity/Current Return	Gross Capital/ Ordinary Return	Operating Profit/ Ordinary Return
	(million yen)	%	(yen)	%	%	%
Period Ending August 2007	6,396	5.2	16,549	2.5	1.3	34.7
Period Ending February 2007	6,079	18.9	15,729	2.7	1.4	36.5

(2)State of Dividends

	Dividend per unit (exclusive of dividend in excess of profit)	Total diviends	Diviend in excess of profit per unit	Total diviends in excess of profit	Pay-out ratio	Distribution ratio of net assets
	(yen)	(million yen)	(yen)	(million yen)	%	%
Period Ending August 2007	16,549	6,396	–	–	100.0	2.5
Period Ending February 2007	15,730	6,079	–	–	100.0	2.4

(3)Financial Condition

	Gross Asset Value	Net Asset Value	Unit holders' Equity Ratio	Net Asset Value Per Unit
	(million yen)	(million yen)	%	(yen)
Period Ending August 2007	488,747	257,160	52.6	665,354
Period Ending February 2007	480,415	256,844	53.5	664,535

(Reference) Shareholders' Equity
For the period ending August 2007: 257,160 million yen
For the period ending February 2007: 256,844 million yen

(4)State of Cash Flow

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalent at the period end
	(million yen)	(million yen)	(million yen)	(million yen)
Period Ending August 2007	10,731	△11,391	3,244	27,015
Period Ending February 2007	9,170	△65,823	65,652	24,431

2. Forecast of Operation for the Period Ending February 2008 (September 1, 2007~ February 29, 2008) and for the Period Ending August 2008 (March 1, 2008~ August 31, 2008):

(% display shows increase and decrease compared to the previous period)

	Operating Income		Operating Profit		Ordinary Profit		Current Income		Dividend per unit (exclusive of dividend in excess of profit)	Diviend in excess of profit per unit
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(yen)	(yen)
Period Ending February 2008	18,628	0.7	7,397	△0.1	5,965	△6.9	5,950	△7.0	15,394	0
Period Ending August 2008	19,736	5.9	7,458	0.8	5,661	△5.1	5,646	△5.1	14,609	0

(Reference) Forecasted current income per unit:
For the period ending February 2008: 15,394 yen
For the period ending August 2008: 14,609 yen

3. Other

(1)Change of accounting method
(i)Alternation due to changes of accounting standards None
(ii)Changes other than (i) Yes

(2)Issued Investment Units
(i)Number of issued investment units as of the end of the period (including treasury units):
For the period ending August 2007: 386,502 units
For the period ending February 2007: 386,502 units
(ii)Number of treasury units as of the end of the period
For the period ending August 2007: 0 units
For the period ending February 2007: 0 units
(Note)As for the base investment units to calculate Current Income Per Unit, see「Notes to per unit information」on page 25.

※The explanation on appropriate use of the forecasts of the state of operations and other notes
Statement about the future as forecasts of state of operations and others are based on the information the Investment Corporation now have and certain assumption the Investment Corporation determines reasonable, and there are possibilities that the actual state of operations will differ materially due to various factors. Furthermore, the forecast herein does not guarantee the amount of future dividends. For the preconditions of forecasts of the state of operations, see "Preconditions of Forecasts of State of Operation for the Twelfth Term (September 1, 2007 ~ February 29, 2008) and for the Thirteenth Period (March 1, 2008 ~ August 31, 2008)" as described in page 6.

1. Summary of Related Corporations of the Investment Corporation

Since there are no material alterations from the "Structures of the Investment Company" on the latest annual financial report (submitted on May 30, 2007), the disclosure is omitted.

2. Management Policy and Results of Operation

(1) Management Policy:

Since there are no material alterations from the "Investment Policy", "Investment Object", "Distribution Policy" on the latest annual financial report (submitted on May 30, 2007), the disclosure is omitted.

(2) State of Operation:

A. Outline of Current Period

i. Principal Progress of the Investment Corporation:

The Investment Corporation was founded on September 14, 2001, in accordance with the Investment Trust Law, and it was listed on the Tokyo Stock Exchange (code: 8953) on March 12, 2002 as the first investment corporation in Japan, specializing in operating the real estate of commercial facilities. Since its listing, the Investment Corporation has been acquiring properties steadily and continues the growth.

Since the Investment Corporation acquired 4 properties and commenced actual operations immediately after its listing, the Investment Corporation acquired 6 properties in its Third Period, 6 properties in its Fourth Period, 4 properties in its Fifth Period, and as of the end of the Fifth Period (August 31, 2004), achieved its initial goal of realizing a total asset value of 200 billion yen within 3 years from listing 6 months earlier than planned. Furthermore, the Investment Corporation acquired 4 properties in its Sixth Period, 8 properties in its Seventh Period, 2 properties in the Eighth Period, 3 properties in its Ninth Period, 4 properties in its Tenth Period, and thus achieved its initial goal of realizing a total asset value of 400 billion yen within 5 years from listing earlier than planned in the end of its Tenth Period (February 28, 2007). During the Eleventh Period, the Investment Corporation acquired 2 properties and sold 1 property, and has come to operate a total of 42 properties (total asset value of 488.7 billion yen) as of the end of the Eleventh Period (August 31, 2007).

ii. Results of Operation:

The Investment Corporation invests in a diverse range of commercial facilities located throughout the country, such as "suburban shopping centers" and "roadside stores", that executed long-term lease agreements with mainly urban commercial stores and high-quality tenants in good locations. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce steady, long-term cash flows; and "growth-type properties," which the Investment Corporation proactively aims to increase the cash flows and enhance the property value through

turnover of tenants and increasing the rental income by gain of sales through increasing the value of the facilities.

The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It seeks to bring in a steady income from over the entire portfolio, and to achieve internal growth through progressing the value of existing properties and to achieve firm and consecutive external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as AEON, Ito-Yokado, AEONMALL, and Bic Camera, and occupancy rate is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rental income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, properties in good locations that are growing as commercial accumulation area in the city and large scale properties executing long-term lease agreements with good tenants in the suburbs—the Investment Corporation has acquired this period: ESPA Kawasaki Annex adjacent to ESPA Kawasaki previously acquired (It is treated as one property as ESPA Kawasaki and thus it is not counted as an independent operating property) and Ito-Yokado Yotsukaido, a suburban single-tenant property.

As for growth type properties, the Investment Corporation acquired Oyama Yuen Harvest Walk in this period. On the other hand, considering the outlook for the future income, and the change in the asset value, and taking into consideration various factors including the portfolio's structure comprehensively, the Investment Corporation sold Wonder City as a result. The Investment Corporation has transferred part of Hakata Rivarein/eeny meeny miny mo (50% of the share of quasi-co-ownership of the trust beneficiary interst) to Toshin Development Co., Ltd. ("Toshin"), which has an operational and management record for Tamagawa Takashimaya S.C., for the purpose of improving profitability of the property by integrating Toshin's and our operational know-how through joint holding of the property. We agreed with Toshin to intensify the cooperative framework, the first step of which was the joint venture, and we will seek to improve market competitiveness and enhance the property value of our retail facilities through the joint venture and joint operation. As for the other growth-type properties: Nara Family, Abiko Shopping Plaza, Kyoto Family, and Higashi-Totsuka Aurora City, the Investment Corporation has been seeking, during this accounting period as well, a change in tenants and its relaunching and carrying out promotional work to maximize the potential value of these commercial facilities.

iii. Summary of Raising Funds:

① Debt Finance

As for financing for interest-bearing debts such as loans (debt finance), the Investment Corporation issued investment corporation bonds for the purpose of repaying the borrowings, trying to maintain the sound debt ratio and the relatively long length of the average remaining term of existing long-term debt and to hedge the risk by adopting long-term fixed interest to prepare for rising interest rates in the future, while seeking effective utilization of tenant leasehold deposits and security deposits (as of the end of the eleventh period, the outstanding amount is approximately 84 billion yen) and controlling the entire cost of capital into the future, in an attempt to ensure financial stabilization and

flexibility. As for investment corporation bonds, subject to the comprehensive resolution dated January 10, 2007 regarding the issuance of domestic unsecured investment corporation bonds, during the eleventh accounting period the Investment Corporation issued fifth and sixth public offering investment corporation bonds (Period: 5 years and 10 years, respectively; Total issue amount: 20 billion yen and 15 billion yen, respectively). This made the outstanding amount of investment corporation bonds at the end of eleventh accounting period 100 billion together with the first, second, third, and forth bond issuances.

The outstanding amount of debt loans as of the end of this period is ¥43.2 billion; the breakdown is approximately ¥38.2 billion outstanding amount of short-term loans, and approximately ¥5 billion outstanding amount of long-term loans.

② Equity Finance

In September 2006, the Investment Corporation conducted the issuance of new investment units on the largest scale since its incorporation (84,000 units, including allocation to a third party), and has conducted 6 equity offerings in the past (5 of which were global offerings) including the initial public offering upon its listing, which is the largest number among the listed real estate investment corporations.

As of the date hereof, the total amount of capital of investors is 250.7 billion yen, and the total number of units issued and outstanding is 386,502 units.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, the Investment Corporation reported, as performance for the current period, operating income of which is composed of total operating income and profit and sale of real estate of 18,490 million yen, operating profit of 7,408 million yen (after deduction of expenses including fixed assets tax, utilities costs and asset management fee etc.) and ordinary profit of 6,409 million yen as well as current income of 6,396 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, the Investment Corporation, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 16,549 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii Issues to be Solved

(Omitted)

iii. Outlook of Results of Next Period:

Concerning the state of operation for the Twelfth Period (September 1, 2007 ~ February 29, 2008), the Investment Corporation estimates an operating income of 18,628 million yen, ordinary profit of 5,965 million yen, current income of 5,950 million and dividend per unit of 15,394 yen. For the preconditions of these estimates, please see the "Preconditions of Forecasts of State of Operation for the Twelfth Period (September 1, 2007 ~ February 29, 2008) and for the Thirteenth Period (March 1, 2008 ~ August 31, 2008)" as described in page 6.

Also, concerning the state of operation for the Thirteenth Period (March 1, 2008 ~ August 31, 2008), based upon the "Preconditions of Forecasts of State of Operation for the Twelfth Period (September 1, 2007 ~ February 29, 2008) and for the Thirteenth Period (March 1, 2008 ~ August 31, 2008)" as described in page 6, the Investment Corporation estimates operating income of 19,736 million yen, ordinary profit of 5,661 million yen, current income of 5,646 million and dividend per unit of 14,609 yen.

(Note) The above estimated figures are calculated at the present time under the specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

"Preconditions of Forecasts of State of Operation for the Twelfth Period (September 1, 2007 ~ February 29, 2008)" and for the Thirteenth Period (March 1, 2008 ~ August 31, 2008)

(Omitted)

3. Financial Statements, etc.

(1) Balance Sheet:

Subjects \ Period	Previous Period (As of February 28, 2007)		This Period (As of August 31, 2007)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
ASSETS						
I. Current assets:						
Cash and deposit	11,697,860		15,613,878		3,916,017	
Trust cash and trust deposit	12,733,367		11,402,076		△1,331,291	
Rental receivables	689,862		641,369		△48,493	
Consumption tax refundable	1,165,935		-		△1,165,935	
Other current assets	475,153		599,697		124,544	
Total current assets	26,762,178	5.6	28,257,021	5.8	1,494,842	5.6
II. Non-current assets: *1						
1. Property and equipment:						
Trust buildings	176,800,225		181,581,913		4,781,688	
Accumulated depreciation	14,779,668		16,758,299		1,978,631	
Trust building improvements	9,098,463		10,475,899		1,377,436	
Accumulated depreciation	1,066,830		1,256,785		189,954	
Trust machinery and equipment	759,228		891,301		132,072	
Accumulated depreciation	109,454		138,399		28,944	
Trust carriage	-		314		314	
Accumulated depreciation	-		5		5	
Trust industrial tool and material	1,819,859		1,957,937		138,077	
Accumulated depreciation	429,624		480,840		51,215	
Trust land	270,699,741		271,323,193		623,452	
Total property and equipment	442,791,940	92.2	447,596,230	91.6	4,804,290	1.1
2. Intangible fixed assets:						
Trust leasehold interest	6,992,334		8,914,567		1,922,233	
Trust and other intangible fixed assets	198,798		169,690		△29,108	
Total intangible fixed assets	7,191,132	1.5	9,084,257	1.9	1,893,124	26.3
3. Investments, etc.:						
Tenant leasehold and security deposits	3,166,362		3,354,958		188,596	
Long-term prepaid expenses	108,713		99,367		△9,345	
Other investments and assets	257,405		100,610		△156,795	
Total investments and assets	3,532,481	0.7	3,554,936	0.7	22,455	0.6
Total non-current assets	453,515,554	94.4	460,235,424	94.2	6,719,870	1.5
III. Deferred assets:						
Issue costs of Investment Corporation Bonds	137,759		254,778		117,018	
Total deferred assets	137,759	0.0	254,778	0.0	117,018	84.9
Total Assets	480,415,492	100.0	488,747,224	100.00	8,331,731	1.7

Subjects / Period	Previous Period (As of February 28, 2007)		This Period (As of August 31, 2007)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
LIABILITIES						
I. Current liabilities:						
Sales debt	849,082		579,907		△269,174	
Short-term debt *2	63,730,000		38,230,000		△25,500,000	
Accounts payable	12,793		69,913		57,119	
Accrued expenses	951,860		1,371,562		419,702	
Income tax payable, etc.	15,048		22,450		7,402	
Consumption Tax payable, etc.	-		96,001		96,001	
Rent received in advance	1,376,188		1,399,636		23,448	
Deposit received	857,195		838,876		△18,319	
Tenant leasehold and security deposits scheduled to be returned within one year *1	5,814,463		5,406,715		△407,748	
Other current liabilities	22,269		25,351		3,081	
Total current liabilities	73,628,902	15.3	48,040,415	9.8	△25,588,487	△34.8
II. Non-current liabilities						
Investment Corporation Bonds	65,000,000		100,000,000		35,000,000	
Long-term debt	5,000,000		5,000,000		-	
Tenant leasehold and security deposits*1	79,942,478		78,546,031		△1,396,447	
Total non-current liabilities	149,942,478	31.2	183,546,031	37.6	33,603,552	22.4
Total Liabilities	223,571,381	46.5	231,586,446	47.4	8,015,065	3.6
Net Assets						
I. Equity of Investors						
1. Unitholders' equity						
Unitholders' equity	250,764,406		250,764,406		-	
2. Retained Earnings						
Unappropriated retained earnings at the end of the period	6,079,705		6,396,371		316,666	
Total Capital of Investors	256,844,111	53.5	257,160,778	52.6	316,666	0.1
Total Net Assets *4	256,844,111	53.5	257,160,778	52.6	316,666	0.1
Total Liabilities and Net Assets	480,415,492	100.0	488,747,224	100.0	8,331,731	1.7

(2) Statement of Income:

Subjects \ Period	Previous Period For the Period from September 1, 2006 to February 28, 2007		This Period For the Period from March 1, 2007 to August 31, 2007		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
I. Operating revenues:	16,712,331	100.0%	18,490,462	100.0	1,778,131	10.6
Rental revenues *1	16,583,040		17,629,533		1,046,492	
Gains from sales of real properties, etc.*3	-		860,929		860,929	
Income from other operations						
Income on silent partnership	129,290		-		△129,290	
II. Operating expenses:	9,773,466	58.5	11,082,035	59.9	1,308,569	13.4
Property-related expenses *1	8,093,733		9,232,620		1,138,886	
Asset management fees *2	1,387,307		1,474,161		86,854	
Compensation of Officers	4,607		5,806		1,198	
Custodian fees	64,685		74,798		10,112	
General administration fees	117,016		128,820		11,803	
Others	106,115		165,828		59,713	
Operating income	6,938,865	41.5	7,408,426	40.1	469,561	6.8
III. Non-operating revenues:	15,779	0.1	25,709	0.1	9,930	62.9
Interest received	9,971		19,109		9,138	
Other non-operating Income or Loss	5,807		6,599		791	
IV. Non-operating expenses:	860,963	5.1	1,024,675	5.5	163,712	19.0
Interest expense	273,082		289,677		16,595	
Interest expenses of Investment Corporation Bonds	362,050		644,058		282,007	
Amortization of issue costs of Investment Corporation Bonds	55,246		56,580		1,334	
Loan-related costs	30,700		25,569		△5,131	
Cost of delivery of new investment units	128,854		-		△128,854	
Other non-operating expenses	11,027		8,789		△2,238	
Ordinary income	6,093,680	36.5	6,409,460	34.7	315,779	5.2
Income before income taxes	6,093,680	36.5	6,409,460	34.7	315,779	5.2
Income taxes, Inhabitant taxes, and Enterprise taxes	15,048		22,450		7,402	
Adjustment of income taxes, etc.	△1,021		△9,332		△8,311	
Net income	6,079,654	36.4	6,396,342	34.6	316,688	5.2
Retaining earnings at the beginning of the period	51		29		△22	
Retained earnings at the end of the period	6,079,705		6,396,371		316,666	

(3) Statement of Changes in Equity of Investors:

Previous Period (From September 1, 2006 to February 28, 2007)

(thousand yen)

	Equity of Investors			Total Net Assets
	Total Unitholders' Equity	Retained Earnings: Unappropriated retained earnings at the end of the period	Total Equity of Investors	
Outstanding amount of the end of last period	181,557,646	5,115,057	186,672,703	186,672,703
Changes in amount				
Issuance of new investment units	69,206,760	-	69,206,760	69,206,760
Dividends of retained earnings	-	△5,115,006	△5,115,006	△5,115,006
Net income for this period	-	6,079,654	6,079,654	6,079,654
Total Changes in amount this period	69,206,760	964,647	70,171,407	70,171,407
Outstanding amount of the end of the period	250,764,406	6,079,705	256,844,111	256,844,111

This Period (From March 1, 2007 to August 31, 2007)

(thousand yen)

	Equity of Investors			Total Net Assets
	Total Unitholders' Equity	Retained Earnings: Unappropriated retained earnings at the end of the period	Total Equity of Investors	
Outstanding amount of the end of last period	250,764,406	6,079,705	256,844,111	256,844,111
Changes in amount				
Dividends of retained earnings	-	△6,079,676	△6,079,676	△6,079,676
Net income for this period	-	6,396,342	6,396,342	6,396,342
Total Changes in amount this period	-	316,666	316,666	316,666
Outstanding amount of the end of the period	250,764,406	6,396,371	257,160,778	257,160,778

(4) Statement of Cash Distribution:

(yen)

Subjects \ Period	Previous Period (From September 1, 2006 to February 28, 2007)	This Period (From March 1, 2007 to August 31, 2007)
I Retained earnings at end of period	6,079,705,679	6,396,371,845
II Dividends	6,079,676,460	6,396,221,598
(Dividends per unit)	(15,730)	(16,549)
III Retained earnings brought forward to the next period	29,219	150,247

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it has distributed as dividends 6,396,221,598 yen for this period (6,079,676,460

yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate capital gain or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

(5) Statement of Cash Flow:

Subjects \ Period	Previous Period For the Period from September 1, 2006 to February 28, 2007	This Period For the Period from March 1, 2007 to August 31, 2007	Increase or Decrease
	Amount (¥ in thousands)	Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			
Income before income taxes	6,093,680	6,409,460	315,779
Depreciation	3,411,395	3,659,967	248,571
Amortization of issue costs of Investment Corporation Bonds	55,246	56,580	1,334
Loss on retirement of fixed assets	7,610	59,182	51,572
Income on silent partnership	△129,290	-	129,290
Other operational costs	-	△860,929	△860,929
Interest received	△9,971	△19,109	△9,138
Interest expense	635,133	933,736	298,602
Increase or Decrease of rental receivables	△68,852	48,493	117,346
Increase or Decrease of consumption tax refundable	△174,690	1,165,935	1,340,625
Increase or Decrease of long-term prepaid expenses	22,190	9,345	△12,844
Increase or Decrease of operating accounts payable	87,910	△269,174	△357,085
Increase or Decrease of consumption tax payable, etc.	-	96,001	96,001
Increase or Decrease of accounts payable	△141,500	58,952	200,452
Increase or Decrease of accrued unpaid expenses	118,177	238,994	120,816
Increase or Decrease of advance received	35,059	23,448	△11,611
Increase or Decrease of deposit received	△147,648	△18,319	129,329
Others	16,216	△112,131	△128,348
Sub-total	9,810,668	11,480,433	1,669,765
Interest received	9,971	19,109	9,138
Payment of interest	△644,024	△753,028	△109,003
Payment of corporate tax	△5,665	△15,048	△9,382
Net cash provided by operating activities	9,170,949	10,731,467	1,560,517
II Cash Flows from Investing Activities:			
Payment for acquisition of property and equipment trust	△80,562,310	△32,246,410	48,315,900
Revenue from sales of property and equipment trust	-	24,631,693	24,631,693
Payment for deposited tenant leasehold and security deposits	△3,362,211	△7,305,105	△3,942,893
Revenue from deposited tenant leasehold and security deposits	17,618,823	5,500,909	△12,117,914
Purchases of intangible property and equipment	△369,261	△1,940,920	△1,571,658
Payment for depositing tenant leasehold and security deposits	△78,361	△200,400	△122,038
Revenue from depositing tenant leasehold and security deposits	15,724	11,803	△3,920
Revenue from refund of equity in silent partnership	943,707	-	△943,707
Revenue from decrease of other investments and assets	△29,750	△2,000	27,750
Purchases of other investments and assets	-	158,795	158,795
Net cash used in investing activities	△65,823,639	△11,391,632	54,432,006
III Cash Flows from Financing Activities:			
Proceeds from short-term debt	60,730,000	14,500,000	△46,230,000
Payment for short-term debt	△79,070,000	△40,000,000	39,070,000
Proceeds from issuance of investment corporation bonds	19,906,102	34,826,400	14,920,298
Proceeds from issuance of investment units	69,206,760	-	△69,206,760
Payment of dividends	△5,119,992	△6,081,509	△961,516
Net cash provided by financing activities	65,652,869	3,244,891	△62,407,978
IV Net Change in Cash and Cash Equivalents	9,000,179	2,584,726	△6,415,453
V Cash and Cash Equivalents at the Beginning of the Period	15,431,048	24,431,228	9,000,179
VI Cash and Cash Equivalents at the End of the Period ※	24,431,228	27,015,954	2,584,726

(6) Table of Explanatory Notes:

(Omitted)

(7) Increase or Decrease of Investment Units Issued and Outstanding:

There was no capital increase, etc. during this period. The outline of capital increase, etc. until the previous period is as listed below:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public offering for capital increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public offering for capital increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of investment units to a third party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public offering for capital increase	23,000	302,502	19,109	181,557	Note 8
September 21, 2006	Public offering for capital increase	78,000	380,502	64,263	245,821	Note 9
September 27, 2006	Allocation of investment units to a third party	6,000	386,502	4,943	250,764	Note 10

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third-party in order to raise funds and refund short-term debts for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds and refund short-term debts for acquiring new real property.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

Note 9 New investment units were issued at the issue price of 852,600 yen per unit (subscription price of 823,890 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 10 New investment units were issued at the subscription price of 823,890 yen per unit from the allocation of investment units to a third party in order to raise funds and refund short-term debts for acquiring new real property.

4. Changes in Officers
N/A

5. Reference Information

(1) Composition of Assets of the Investment Corporation

		Previous Period (as of February 28, 2007)		This Period (as of August 31, 2007)	
Classification of Assets	Region	Total Amount of Holdings (Note 1)	Percentage of Total Assets	Total Amount of Holdings (Note 1)	Percentage of Total Assets
		(million yen)	(%)	(million yen)	(%)
Trust property	Tokyo metropolitan area	192,996	40.2	213,604 (Note 2)	43.7
	Osaka and Nagoya metropolitan area	185,625	38.6	168,030	34.4
	Other metropolitan areas	71,360	14.9	75,044	15.3
Sub-total		449,981	93.7	456,679	93.4
Deposit and other assets		30,433	6.3	32,067	6.6
Total Assets		480,415	100.0	488,747	100.0

Note 1: Aggregate Holdings show the reported figures on the Balance Sheet as of the end of the period (Those of trust real property are shown by book value after depreciation).

Note 2: A part of "Jingumae 4-chome East Project (tentative name)" is included.

(2) Outline of trust real property

As of August 31, 2007, the principal real property held by the Investment Corporation is as listed below:

Name of Real Estate, etc.	Net Book Value	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage to Total Revenues (Note 1)	Major Use

	(million yen)	(m^2)	(m^2)	%	%	
Higashi-Totsuka Aurora City	51,783	151,429.78	151,429.78	100.0	7.8	Retail facilities
Nara Family	31,592	85,075.32	84,803.10	99.7	12.4	Retail facilities
AEONMALL Tsurumi Leafa (Note 6)	29,948	138,538.63	138,538.63	100.0	4.9	Retail facilities
AEONMALL Itami Terrace (Note 6)	20,331	150,503.77	150,503.77	100.0	3.3	Retail facilities
Kawaramachi OPA	18,984	18,848.20	18,848.20	100.0	2.0	Retail facilities
AEONMALL Yamato (Note 6)	16,787	85,226.68	85,226.68	100.0	3.0	Retail facilities
ESPA Kawasaki (Note 5)	15,119	65,313.47	65,313.47	100.0	2.8	Retail facilities
Site of "GYRE" (Note 5)	14,902	1,768.78	1,768.78	100.0	1.1	Retail facilities
Ito-Yokado Yotsukaido	14,149	59,207.19	59,207.19	100.0	0.0	Retail facilities
8953 Osaka Shinsaibashi Building	13,666	13,666.96	13,666.96	100.0	2.3	Retail facilities
Total (Note 2)	227,266	769,578.78	769,306.56	100.0	39.6	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of "GYRE", the area indicated on the land registry book is used.

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).
Regarding the leased area of the site of "GYRE", the area indicated on the land registry book is used.

Note 5: "ESPA Kawasaki Annex" was acquired as an additional facility of "ESPA Kawasaki" and thus it is not included in the number of properties of the Investment Corporation.

Note 6 The property name was changed from "AEON Yamato Shopping Center" to "AEONMALL Yamato".
The property name was changed from "Diamond City Leafa" to "AEONMALL Tsurumi Leafa".
The property name was changed from "Diamond City Terrace" to "AEONMALL Itami Terrace".

As of August 31, 2007, the retail facilities held by the Investment Corporation (trust beneficiary interests concerning which realty is the main trust property) are as listed below:

Name of Real Estate, etc.	Location (Residence Indication)	Leasable Area (Note 3)	Appraisal Value at End of Period (Note 2)	Book Value
		(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome,Izumi-ku, Sendai-shi, Miyagi	46,248.96	13,200	9,714
ESPA Kawasaki (Note 4)	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki-shi Kanagawa	65,313.47	16,210	15,119
8953 Osaka Shinsaibashi Building	4-12 Minami Senba 3-chome, Chuo-ku,Osaka-shi, Osaka	13,666.96	17,100	13,666
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome, Chigasaki-shi, Kanagawa	63,652.33	8,850	7,807
Reverain/eeny meeny miny mo (Note 5)	3-1 Shimo-Kawabatamachi, Hakata-ku, Fukuoka-shi, Fukuoka	25,465.00	6,820	6,305
Ito-Yokado Narumi	232 Urasato 3-chome, Midori-ku, Nagoya-shi, Aichi	50,437.91	8,180	8,053
8953 Minami Aoyama Building	8-5 Minami Aoyama 5-chome, Minato-ku, Tokyo	1,540.98	7,650	5,351
Nara Family	4-1 Saidaiji-higashimachi 2-chome, Nara-shi, Nara	85,075.32	36,700	31,592
Abiko Shopping Plaza	11-1 Abiko 4-chome, Abiko-shi, Chiba, etc.	42,642.36	14,700	10,539
Ito-Yokado Yabashira	15-8 Higurashi 1-chome, Matsudo-shi, Chiba, etc.	21,581.65	2,070	1,583
Ito-Yokado, Kamifukuoka Higashi	1-30 Ohara 2-chome, Fujimino-shi, Saitama	28,316.18	8,190	6,701
Ito-Yokado Nishikicho	12-1 Nishikicho 1-chome, Warabi-shi, Saitama	73,438.52	16,000	12,636
8953 Daikanyama Building	35-17 Ebisu-nishi 1-chome, Shibuya-ku, Tokyo	574.46	1,660	1,256
8953 Harajuku Face Building	32-5 Jingumae, 2-chome, Shibuya-ku, Tokyo	1,479.10	4,280	2,784
AEONMALL Higashiura (Note 6)	62-1 Aza-toueicho, Oaza-ogawa, Chitagun-Higshiuracho, Aichi, etc.	100,457.69	9,150	6,297
AEON Kashiihama Shopping Center	12-1 Kashiihama 3-chome, Higashi-ku, Fukuoka-shi, Fukuoka	109,616.72	15,300	13,137
AEON Sapporo Naebo Shopping Center	1-1 Higashinaebonijo 3-chome, Higashi-ku, Sapporo-shi, Hokkaido	74,625.52	11,200	8,544
Site of "GYRE" (Note 5)	10-1 Jingumae 5-chome, Shibuya-ku, Tokyo	1,768.78	16,700	14,902

Esquisse Omotesando Annex	1-17 Jingumae, 5-chome, Shibuya-ku, Tokyo	540.78	1,270	888
Ito-Yokado Tsunashima	8-1 Tsunashima-nishi 2-chome, Kohoku-ku, Yokohama-shi, Kanagawa	16,549.50	5,930	5,052
Bic Camera Tachikawa	12-2 Akebonocho2-chome Tachikawa-shi, Tokyo	20,983.43	13,100	12,018
Itabashi SATY	6-1 Tokumaru 2-chome, Itabashi-ku, Tokyo	72,253.88	14,700	12,335
8953 Kita Aoyama Building	14-8 Kita Aoyama 3-chome, Minato-ku, Tokyo	492.69	1,450	1,000
AEONMALL Yamato	2-6 Shimotsuruma 1-chome, Yamato-shi, Kanagawa	85,226.68	20,800	16,787
SEIYU Hibarigaoka	9-8 Sumiyoshicho 3-chome, Nishi-Tokyo-shi, Tokyo	19,070.88	8,110	5,752
Tobata SATY	2-2 Shioi-cho, Tobata-ku, Kita-Kyushu-shi, Fukuoka	93,258.23	7,900	6,232
JUSCO City Takatsuki	47-2 Haginosho 3-chome, Takatsuki-shi, Osaka	77,267.23	12,900	11,406
8953 Jiyugaoka Building	9-17 Jiyugaoka 2-chome, Meguro-ku, Tokyo, etc.	1,814.10	3,480	2,686
JUSCO City Yagoto	2-1 Ishizaka, Kojimachi-aza, Showa-ku, Nagoya-shi, Aichi	63,778.44	4,160	3,890
JUSCO Naha	10-2 Kanagusuku 5-chome, Naha-shi-aza, Okinawa	79,090.48	12,000	10,861
Cheers Ginza	9-5 Ginza 5-chome, Chuo-ku, Tokyo	1,686.58	4,420	4,183
JUSCO City Nishi-Otsu	11-1 Ohjigaoka 3-chome, Otsu-shi, Shiga	62,717.26	13,200	13,416
Kyoto Family	1-1 Ikejiricho, Yamanouchi, Ukyo-ku, Kyoto-shi, Kyoto	25,603.95	6,660	5,544
Higashi-Totsuka Aurora City	535-1, 536-1, 537-1, 9 Shinanocho, Totsuka-ku, Yokohama-shi, Kanagawa	151,429.78	50,500	51,783
Omiya SATY	574-1 Kushibikicho 2-chome, Kita-ku, Saitama-shi, Saitama	75,344.90	6,670	6,313
Loc City Ogaki	233-1 Nakashima, Michidukacho, Ogaki-shi, Gifu, etc.	57,500.35	5,260	4,897
Kawaramachi OPA	385 Komeyacho, Shijo-agaru, Kawaramachi-dori, Nakagyo-ku, Kyoto-shi, Kyoto	18,848.20	18,400	18,984
AEON Ueda Shopping Center	12-18 Tsuneda 2-chome, Ueda-shi, Nagano	61,349.07	9,700	9,662

AEONMALL Tsurumi Leafa (Note 6)	17-1 Tsurumi 4-chome, Tsurumi-ku, Osaka-shi, Osaka	138,538.63	30,700	29,948
AEONMALL Itami Terrace (Note 6)	1-1 Fujinoki 1-chome, Itami-shi, Hyogo	150,503.77	20,300	20,331
Ito-Yokado Yotsukaido	(tentative) Area number 5-1 Within Land Readjustment Project Area of North of Yotsukaido-shi, Chiba	59,207.19	13,600	14,149
Oyama Yuen Harvest walk	1457 Oaza－Kizawa, Oyama-shi, Tochigi	58,767.20	10,400	10,586
Total		2,197,725.11	509,570	454,711

Note 1 All commercial facilities the Investment Corporation purchased during the current period represent real estate trust beneficiary interests, the trust property of which are such facilities.

Note 2 Appraisal value at the end of period shows the value appraised by the real estate appraiser in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of the Investment Corporation as well as the regulations as stipulated by the Investment Trust Association.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of "GYRE", the area indicated on the land registry book is used.

Note 4: "ESPA Kawasaki Annex" was acquired as an additional facility of "ESPA Kawasaki" and thus it is not included in the number of properties of the investment Corporation.

Note 5: Although the Investment Corporation owns 50% of the share of quasi-co-ownership in respect of Hakata Rivarein/eeny meeny miny mo, the leaseable area above shows the total area of the property.

Note 6: The property name was changed from "AEON Higashiura Shopping Center" to "AEONMALL Higashiura".
The property name was changed from "AEON Yamato Shopping Center" to "AEONMALL Yamato".
The property name was changed from "Diamond City Leafa" to "AEONMALL Tsurumi Leafa".
The property name was changed from "Diamond City Terrace" to "AEONMALL Itami Terrace".

Note 7: "Location" means the residence indication or the location indicated in the land registry book.

Note 8: All the properties are acquired as trust beneficiary interest.

Note 9: "Jingumae 4-chome East Project (tentative name)" is not included in the number of properties of the Investment Company.

The progress of rental business of each retail facility in which the Investment Corporation invests is as described below:

Name of Real Estate, etc.	Previous Period (September 1, 2006 to February 28, 2007)				This Period (March 1, 2007 to August 31, 2007)			
	Number of Tenants at End of Period (Note 1)	Occupancy Ratio at End of Period (Note 2)	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues (Note 2)	Number of Tenants at End of Period (Note 1)	Occupancy Ratio at End of Period (Note 2)	Proceeds from Rental Business	Rental Income as Percentage of Total Revenues (Note 2)
		%	million yen	%		%	million yen	%
Sendai Nakayama Shopping Center	2	100.0	460	2.8	2	100.0	464	2.6
ESPA Kawasaki (Note 4)	1	100.0	351	2.1	5	100.0	492	2.8
8953 Osaka Shinsaibashi Building	1	100.0	407	2.5	1	100.0	407	2.3
JUSCO Chigasaki Shopping Center	1	100.0	274	1.7	1	100.0	274	1.6
8953 Hakata Reverain / eeny meeny miny mo (Note 5)	74	97.0	1,106	6.7	68	88.4	987	5.6
Ito-Yokado Narumi	1	100.0	330	2.0	1	100.0	330	1.9
8953 Minami Aoyama Building	3	100.0	168	1.0	3	100.0	168	1.0
Nara Family	129	98.0	2,174	13.1	133	99.7	2,176	12.4
Abiko Shopping Plaza	53	100.0	749	4.5	53	100.0	701	4.0
Ito-Yokado Yabashira	1	100.0	78	0.5	1	100.0	78	0.4
Ito-Yokado Kamifukuoka Higashi	1	100.0	256	1.5	1	100.0	256	1.5
Ito-Yokado Nishikicho	1	100.0	444	2.7	1	100.0	444	2.5
8953 Daikanyama Building	1	100.0	39	0.2	1	100.0	39	0.2
8953 Harajuku Face Building	5	100.0	93	0.6	5	100.0	98	0.6
AEONMALL Higashiura (Note 6)	1	100.0	375	2.3	1	100.0	375	2.1
AEON Kashiihama Shopping Center	1	100.0	483	2.9	1	100.0	477	2.7
AEON Sapporo Naebo Shopping Center	1	100.0	378	2.3	1	100.0	378	2.1
Site of "GYRE" (Note 3)	1	100.0	190	1.1	1	100.0	190	1.1
Esquisse Omotesando Annex	2	100.0	27	0.2	2	100.0	27	0.2
Ito-Yokado Tsunashima	1	100.0	180	1.1	1	100.0	180	1.0
Bic-Camera Tachikawa	2	100.0	386	2.3	2	100.0	385	2.2
Itabashi SATY	1	100.0	630	3.8	1	100.0	673	3.8

8953 Kita Aoyama Building	2	100.0	34	0.2	2	100.0	34	0.2
AEONMALL Yamato (Note 6)	1	100.0	534	3.2	1	100.0	534	3.0
SEIYU Hibarigaoka	1	100.0	261	1.6	1	100.0	261	1.5
Tobata SATY	1	100.0	316	1.9	1	100.0	315	1.8
JUSCO City Takatsuki	1	100.0	411	2.5	1	100.0	411	2.3
8953 Jiyugaoka Building	11	100.0	91	0.5	11	100.0	91	0.5
Wonder City (Note 7)	25	100.0	644	3.9	-	-	634	3.6
JUSCO City Yagoto	2	100.0	164	1.0	2	100.0	164	0.9
JUSCO Naha	1	100.0	388	2.3	1	100.0	388	2.2
Cheers Ginza	9	100.0	111	0.7	9	100.0	123	0.7
JUSCO City Nishi-Otsu	1	100.0	376	2.3	1	100.0	375	2.1
Kyoto Family	66	100.0	667	4.0	62	99.1	677	3.8
Higashi-Totsuka Aurora City	4	100.0	1,273	7.7	4	100.0	1,380	7.8
Omiya SATY	1	100.0	198	1.2	1	100.0	210	1.2
Loc City Ogaki	1	100.0	332	2.0	1	100.0	328	1.9
Kawaramachi OPA	1	100.0	288	1.7	1	100.0	348	2.0
AEON Ueda Shopping Center	1	100.0	198	1.2	1	100.0	297	1.7
AEONMALL Tsurumi Leafa (Note 6)	1	100.0	422	2.5	1	100.0	860	4.9
AEONMALL Itami Terrace (Note 6)	1	100.0	281	1.7	1	100.0	578	3.3
Ito-Yokado Yotsukaido	-	-	-	-	1	100.0	3	0.0
Oyama Yuen Harvest Walk	-	-	-	-	1	100.0	2	0.0
Total (Note 3)	415	99.9	16,583	100.0	390	99.8	17,629	100.0

Note 1: "Numbers of tenants" is based upon the numbers of the lease agreements of the buildings of each such property used as stores, offices, etc.

Note 2: "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 3: "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 4: "ESPA Kawasaki Annex" was acquired as an additional facility of "ESPA Kawasaki" and thus it is not included in the number of properties of the

investment Corporation.

Note 5:The Investment Corporation owns 50% of the share of quasi-co-ownership in respect of Hakata Rivarein/eeny meeny miny mo.

Note 6: The property name was changed from "AEON Higashiura Shopping Center" to "AEONMALL Higashiura".
The property name was changed from "AEON Yamato Shopping Center" to "AEONMALL Yamato".
The property name was changed from "Diamond City Leafa" to "AEONMALL Tsurumi Leafa".
The property name was changed from "Diamond City Terrace" to "AEONMALL Itami Terrace".

Note 7:The property was sold on August 31, 2007.

[Translation]

October 17, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money

To fund the purchase of beneficial interests in real estate trust of "GYRE". (Note)

(Note) The Investment Corporation intends to acquire beneficial interests in real estate of "GYRE" using funds on hand and this borrowed funds.

2. Description of the borrowing:

(1) Party from which the borrowing is made:

Mizuho Corporate Bank, Ltd.

(2) Principal amount: 5,000 million yen

(3) Interest rate: 1.06583% (from October 19, 2007 to December 28, 2007)

The interest rate on and after December 29, 2007 will be determined on

December 26.

(4) Method of borrowing money: Unsecured and unguaranteed

(5) Interest Payment Date:

The last day of December 2007, March 2008, June 2008 and September 2008, and the repayment date for the principal

(6) Method of Returning the Principal:

It will be repaid in a lump sum on the final repayment date for the principal. However, (partial) repayment for the principal is allowed on the interest payment dates.

(7) Date of Borrowing: October 19, 2007

(8) Final Repayment Date for the Principal: October 17, 2008

- End -

(Reference materials)

Status of borrowings and investment corporation bonds after borrowing

(Unit: million yen)

	Before borrowing	After borrowing	Variation
Short-term borrowing	61,200	66,200	+5,000
Long-term borrowing	5,000	5,000	0
Sum of borrowing	66,200	71,200	+5,000
Investment corporation bonds	100,000	100,000	0
Sum of borrowing and investment corporation bonds	166,200	171,200	+5,000

[Translation]

October 18, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have determined the details as follows in respect of acquisition of "GYRE" announced in the "Notice of Acquisition of Property" on September 12, 2007.

	Details after change	Details before change
1. Outline of the acquisition		
(1) Assets to be acquired	Trustee: The Chuo Mitsui Trust and Banking Company, Limited	Trustee: To be determined
(3) Acquisition price (for reference)	8,000 million yen	8,000 million yen
(4) Acquisition date	October 19, 2007 (scheduled acquisition)	Mid-October 2007 (scheduled acquisition)
(5) Funds for the acquisition	Funds on hand and borrowed funds	Borrowed funds (anticipated)

3.	Description of the property to be acquired
[Translation omitted.]	

- End -

[Translation]

October 30, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing (Refunding)

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money
To refund the existing short-term money borrowing.

2. Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note)	Repayment date (Note)
The Bank of Tokyo-Mitsubishi					

UFJ, Ltd.		1.05042% (from November 1, 2007 through December 28, 2007)		Unsecured and unguaranteed	
The Mitsubishi UFJ Trust and Banking Corporation					
The Chuo Mitsui Trust and Banking Company, Limited	8,000 million yen	The interest rate on and after December 29, 2007 will be determined on December 26.	November 1, 2007	To be repaid in a lump sum on the repayment date	October 31, 2008
The Sumitomo Trust & Banking Co., Ltd.					
Aozora Bank, Ltd.					

Note: The last day of December 2007, March 2008, June 2008 and September 2008, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

- End -

(Reference materials)

Status of borrowings and investment corporation bonds after refunding

(Unit: million yen)

	Before refunding	After refunding	Variation
Short-term borrowing	66,200	66,200	±0
Long-term borrowing	5,000	5,000	0
Sum of borrowing	71,200	71,200	±0

	Investment corporation bonds	100,000	100,000	0
Sum of borrowing and investment corporation bonds		171,200	171,200	±0

EXHIBIT B

ENGLISH DOCUMENTS

Set out below are the English documents referred to in ANNEX A, Section B. Items 1 to 10.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – August 7, 2007

Japan Retail Fund Investment Corporation to Acquire Shopping Center in Yachiyo City, Chiba Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today its decision to acquire AEON Yachiyo-Midorigaoka Shopping Center, a retail property, in Yachiyo City, Chiba Prefecture. Opened in April 2005, the six-story property has a total of approximately 2,400 parking spaces within the building and on the roof. Japan Retail Fund plans to acquire the property on September 4, 2007, for approximately 30.8 million yen.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, said, "The acquisition will add to our properties located in the Tokyo metropolitan area. The property is master leased to AEON Co., Ltd. under a twenty-year lease contract and is expected to generate a stable and attractive income stream for our investors."

The property is believed to have good potential, with a population of approximately 138,000 residing within three kilometers of the property and 431,000 residing within five kilometers of the property. It is also expected to attract customers from a greater distance, as it is directly connected via a pedestrian deck to Yachiyo-Midorigaoka Station of the Toyo Rapid Railway and is also easily accessible by car.

Summary of AEON Yachiyo-Midorigaoka Shopping Center:

Location	2-1-3 Midorigaoka, Yachiyo-shi, Chiba Prefecture, and others
Land size	45,990.71m^2
Total floor space	129,874.20m^2
Building summary	Six floors above ground
Tenants	Approximately 120 shops including JUSCO, Tower Records, Sports Authority, Right-on and ABC-MART

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – August 20, 2007

Japan Retail Fund Investment Corporation to Sell Wonder City in Nagoya City, Aichi Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) today announced the intended sale of Wonder City in Nagoya City, Aichi Prefecture, to Mitsubishi Corporation, a shareholder of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund. The Fund acquired the property in March 2005. The Fund decided to sell the property after analysis indicated that a developer would likely be able to increase its value through redevelopment, and the Fund could potentially capture some of that additional value through its sale price. With the expected sale of the property, the main buildings of Wonder City will close from August 20, 2007. The contract for sale of the property could be canceled if it is found that Mitsubishi Corporation will be unable to undertake the planned redevelopment for regulatory reasons.

Japan Retail Fund intends to close the sale on August 31, 2007 at a price of 19.4 billion yen. Proceeds to the Fund are expected to exceed the sum of the book value of the property and various costs associated with the transaction by approximately 39 million yen. The transaction is not expected to have a material impact on the Fund's operations for the period ending in August 2007.

Summary of Property Transferred:

Property name		Wonder City
Location		40 Nihocho, Nishi-ku, Nagoya City, Aichi
Land	Land size	108,574.40m^2
	Zoning	Industrial
	Type of ownership	Land use rights
Building	Number of stories	The main buildings are the Wonder City Building (five-stories) and the Wonder Square Building (one-stories).
	Total floor space	75,361.94 m^2
	Completion	March 1994

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – August 28, 2007

Japan Retail Fund Investment Corporation to Acquire Shopping Center in Yotsukaido City, Chiba Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today its decision to acquire Ito-Yokado Yotsukaido, a shopping center in Yotsukaido City, Chiba Prefecture. Opened in March 2005, the retail property has retail space on the first and second floors and parking for approximately 1,400 cars on the basement floor, first floor and roof. Japan Retail Fund plans to acquire the property on August 30, 2007 for 13.6 billion yen.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, said, "The acquisition will add to the retail properties located in the Tokyo metropolitan area in the portfolio. The property is master leased to Ito-Yokado with nearly 18 years remaining on a twenty-year lease contract and is expected to generate a stable and attractive income stream for our investors."

Located about 500 meters north of Yotsukaido Station on the JR Sobu Line and with roads around the site connected to major highways, the property stands in a favorable location that is expected to attract customers from a wide area. Approximately 20,000 people live within one kilometer, 95,000 within three kilometers and 230,000 within five kilometers of the property, and continued population growth is expected.

Summary of Ito-Yokado Yotsukaido:

Location	934-13, Shikawatashi Aza Kumagayadai, Yotsukaido City, Chiba Prefecture
Land size	33,839m^2
Total floor space	55,422.47m^2
Building summary	Two floors above ground and one basement floor
Tenants	Ito-Yokado and approximately 90 specialty shops including Starbucks Coffee, Mister Donut, COMME CA ISM and ABC-MART

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – August 28, 2007

Japan Retail Fund Investment Corporation to Acquire Oyama Yuen Harvest Walk in Oyama City, Tochigi Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Oyama Yuen Harvest Walk, expected to close on August 31, 2007. A July 26, 2007 news release stated that the acquisition was expected to close in September, but due diligence was completed earlier than anticipated and the closing date was moved forward accordingly.

Property Information Summary:

Property name	Oyama Yuen Harvest Walk
Location	1457 Oaza Kizawa, Oyama-shi, Tochigi Prefecture
Land size	113,692.86m^2 (differs from the July 26, 2007 news release figure of 114,283.12m^2 as certain land was donated to the municipal government for road construction)
Total floor space	58,767.20m^2 (differs from the July 26, 2007 news release figure of 70,553.53m^2 as some parking areas are not included in the recorded area)
Building summary	One floor above ground, with a second story in certain parts
Major tenants (planned)	York Benimaru, Super Viva Home, K's Denki, Sports Depo

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – August 29, 2007

Japan Retail Fund Investment Corporation Agrees to Rent Reduction at Ito-Yokado Narumi in Aichi Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) today announced that it has agreed to reduce the rent at Ito-Yokado Narumi in Nagoya City, Aichi Prefecture, to 132,226,704 yen per year from September 1, 2007. The Fund entered the agreement with the tenant, Ito-Yokado, with the condition that the tenant will not cancel or renegotiate the lease before August 31, 2011. Another condition to the agreement was that the tenant will continue to pay rent at the current levels at five additional properties it leases from the Fund (ESPA Kawasaki, Abiko Shopping Plaza, Ito-Yokado Yahashira, Ito-Yokado Kamifukuoka-Higashi and Ito-Yokado Tsunashima) until at least August 31, 2010 without renegotiating the rent level. The transaction is not expected to have a material impact on the Fund's operations for the periods ending in August 2007 and February 2008.

Summary of Property Transferred:

Property name		Ito-Yokado Narumi
Location		232, 3-chome Urasato, Midori-ku, Nagoya-city, Aichi
Land	Land size	21,320.60m^2
Building	Number of stories	four stories above ground and one basement floor
	Total floor space	47,442.30m^2
	Completion	August 1997

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 12, 2007

Japan Retail Fund Investment Corporation to Acquire Urban Retail Property in Omotesando Area of Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today its decision to acquire GYRE, an urban retail property currently under construction in the Omotesando area of Tokyo. Designed by MVRDV, a well-known Dutch design firm, the property is expected to open in November 2007. Japan Retail Fund plans to acquire the property in mid-October 2007 for 8,000 million yen upon completion of construction. JRF currently owns the land on which the building is being constructed, as it is the former site of Esquisse Omotesando.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, said, "This acquisition will add a unique, high quality property to our portfolio in the fashionable area of Omotesando, increasing the number of retail properties located in Tokyo metropolitan area and growth-type assets in the portfolio."

The property stands in the center of Omotesando, a leading commercial area and destination for a diverse range of visitors with a concentration of luxury brand shops and excellent access. Luxury brands including Chanel and Bulgari plan to open shops on the first floor, and the world's first "Bulgari Café" is expected to be located on the second floor. The MoMA design store and Le Pre Verre, a popular wine bistro in Paris, also plan to make their debut in Japan at the property.

Summary of GYRE:

Location	5-10-1 Jingumae, Shibuya-ku, Tokyo
Land size	1,768.78m^2
Total floor space	8,956.73m^2
Building summary	Five floors above ground and two basement floors
Tenants (planned)	17 tenants including Chanel, Bulgari and other brand shops, as well as restaurants and a photo gallery

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 43 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – September 18, 2007

Japan Retail Fund Investment Corporation to Acquire Land Adjacent to Nara Family in Nara City, Nara Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition, for 50.5 million yen, of an approximately 667 square meter parcel of land adjacent to our Nara Family property. The parcel, currently used as a parking lot by Nara Family customers, was offered for sale through an open bid process. The acquisition was confirmed by the Nara district court on September 18, 2007 and is targeted to close on October 19, 2007.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 43 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)

News Release – October 3, 2007

Japan Retail Fund Investment Corporation Revises Upward its Distribution Forecast for the 11th Fiscal Period

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it has revised upward its distribution forecast for the 11th fiscal period ended August 31, 2007. Details are as follows.

1. Revised Distribution forecast for the fiscal period ended August 31, 2007

	Distributions per unit	Distributions in excess of earnings per unit
Forecast as of April 12, 2007	¥ 15,236	-
Revised forecast as of October 3, 2007	16,549	-
Amount of Increase/Decrease	1,313	-
Percentage Increase	8.62%	-
Distribution per unit in the previous period	¥ 15,730	-
* Number of units outstanding: 386,502 units		

2. Reason for the revision announcement

Following a review of the preliminary 11th period results, JRF expects the distribution in the period to materially exceed its previously announced distribution forecast for the period. Tokyo Stock Exchange regulations require an announcement when distribution forecasts are revised by more than 5%. The revised distribution forecast is subject to further adjustment prior to the announcement of the actual distribution amount for the 11th fiscal period.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 43 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7081), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation

Eleventh Fiscal Period Results

(March 1, 2007 – August 31, 2007)

JAPAN RETAIL FUND INVESTMENT CORPORATION
BALANCE SHEETS
As of February 28, 2007 and August 31, 2007

	February 28,2007 (JPY in Millions)	August 31, 2007 (JPY in Millions)
ASSETS		
Current assets:		
Cash and cash equivalents	24,431	27,016
Rental receivables	690	641
Consumption tax refundable	1,166	-
Prepaid expenses and other assets	475	600
Total current assets	26,762	28,257
Non-current assets:		
Property and equipment, at cost:		
Land	270,700	271,323
Buildings	176,800	181,582
Building improvements	9,098	10,476
Machinery and equipment	2,579	2,849
	459,178	466,230
Less: Accumulated depreciation	(16,386)	(18,634)
Net property and equipment	442,792	447,596
Other assets:		
Leasehold rights	6,992	8,915
Other intangible assets	199	170
Lease deposits	3,166	3,355
Long-term prepaid expenses	109	99
Bonds issuance costs	138	255
Other	257	101
Total other assets	10,861	12,894
TOTAL ASSETS	480,415	488,747

Note: The sum may not equal the total due to rounding.

JAPAN RETAIL FUND INVESTMENT CORPORATION
BALANCE SHEETS
As of February 28, 2007 and August 31, 2007

	February 28,2007 (JPY in Millions)	August 31, 2007 (JPY in Millions)
LIABILITIES AND NET ASSETS		
Current liabilities:		
Short-term debt	63,730	38,230
Current amount of tenant leasehold and security deposits	5,814	5,407
Rent received in advance	1,376	1,400
Accrued expenses and other liabilities	2,708	3,004
Total current liabilities	73,629	48,040
Non-current liabilities:		
Long-term debt	5,000	5,000
Bonds issued - unsecured	65,000	100,000
Tenant leasehold and security deposits	79,942	78,546
Total non-current liabilities	149,942	183,546
TOTAL LIABILITIES	223,571	231,586
NET ASSETS		
Unitholders' capital, 2,000,000 units authorized 386,502 units (as of February 28, 2007 and August 31, 2007) issued and outstanding	250,764	250,764
Retained earnings	6,080	6,396
TOTAL NET ASSETS	256,844	257,161
TOTAL LIABILITIES AND NET ASSETS	480,415	488,747

Note: The sum may not equal the total due to rounding.

JAPAN RETAIL FUND INVESTMENT CORPORATION
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Six Months Ended
February 28, 2007 and August 31, 2007

	September 1, 2006 to February 28, 2007 (JPY in Millions)	March 1, 2007 to August 31, 2007 (JPY in Millions)
Operating revenues		
Rental and other operating revenues	16,583	17,630
Net gain on sales of property	-	861
Other	129	-
	16,712	18,490
Operating expenses		
Property-related expenses	8,094	9,233
Asset management fees	1,387	1,474
Custodian fees	65	75
General administration fees	117	129
Other	111	172
	9,773	11,082
Operating income	6,939	7,408
Non-operating revenues		
Non-operating revenues	16	26
Non-operating expenses		
Interest expense	635	934
Offering costs	129	-
Amortization of bonds issuance costs	55	57
Other non-operating expenses	42	34
Income before income taxes	6,094	6,409
Income taxes	14	13
Net income	6,080	6,396

Note: The sum may not equal the total due to rounding.

JAPAN RETAIL FUND INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
For the Six Months Ended
February 28, 2007 and August 31, 2007

	September 1, 2006 to February 28, 2007 (JPY in Millions)	March 1, 2007 to August 31, 2007 (JPY in Millions)
Cash Flows from Operating Activities:		
Income before income taxes	6,094	6,409
Adjustments to reconcile income before income taxes to net cash provided by operating activities:		
Depreciation	3,411	3,660
Interest expense	635	934
Amortization of bonds issuance costs	55	57
Loss on disposal of fixed assets	8	59
Profit on sale of property	-	(861)
Changes in assets and liabilities:		
Consumption tax refundable	(175)	1,166
Consumption tax payable	-	96
Accounts payable	(142)	59
Rent received in advance	35	23
Accrued expenses and other liabilities	12	(48)
Other, net	(763)	(822)
Net cash provided by operating activities	9,171	10,731
Cash Flows from Investing Activities:		
Purchases of property and equipment	(80,932)	(34,187)
Proceeds from sales of property	-	24,632
Proceeds from refundment of investment	944	-
Proceeds from (payment of) tenant leasehold and security deposits	14,257	(1,804)
Proceeds from (payment of) deposits and others	(92)	(32)
Net cash used in investing activities	(65,824)	(11,392)
Cash Flows from Financing Activities:		
Proceeds from short-term debt	60,730	14,500
Repayments of short-term debt	(79,070)	(40,000)
Proceeds from issuance of investment units	69,207	-
Net proceeds from bonds issuance	19,906	34,826
Distribution payments	(5,120)	(6,082)
Net cash provided by financing activities	65,653	3,245
Net change in cash and cash equivalents	9,000	2,585
Cash and cash equivalents at beginning of period	15,431	24,431
Cash and cash equivalents at end of period	24,431	27,016

Note: The sum may not equal the total due to rounding.

Property Portfolio Summary 1

Name of Property	Year(s) Built	Location of Property	Date Acquired	Ownership %	Acquisition Price (JPY in Millions)	Appraisal Value as of August 31, 2007(JPY in Millions)	% of Total Portfolio
Tokyo 23 Wards							
8953 Minami Aoyama Building	2002	Minato Ward, Tokyo	4-Mar-03	100	5,350	7,650	1.5%
8953 Daikanyama Building	1991	Shibuya Ward, Tokyo	10-Dec-03	100	1,235	1,660	0.3%
8953 Harajuku FACE Building	1985	Shibuya Ward, Tokyo	9-Jan-04	100	2,770	4,280	0.8%
Site of GYRE	1982	Shibuya Ward, Tokyo	2-Mar-04	100	14,712	16,700	3.3%
Esquisse Omotesando Annex	1997	Shibuya Ward, Tokyo	30-Apr-04	100	860	1,270	0.2%
Itabashi SATY	2000	Itabashi Ward, Tokyo	9-Dec-04	100	12,400	14,700	2.9%
8953 Kita Aoyama Building	2005	Minato Ward, Tokyo	1-Feb-05	100	989	1,450	0.3%
8953 Jiyugaoka Building	1984, 2005	Meguro Ward, Tokyo	28-Mar-05	100	2,700	3,480	0.7%
Cheers Ginza	2005	Chuo Ward, Tokyo	11-Aug-05	100	4,200	4,420	0.9%
subtotal					45,216	55,610	10.9%
Greater Tokyo Metropolitan Area							
ESPA Kawasaki	2000	Kawasaki, Kanagawa	13-Mar-02	80.4	8,117	16,210	3.2%
			10-Dec-02	19.6	1,974		
	2007		1-Mar-07	100	3,360		
				100	2,240		
JUSCO Chigasaki Shopping Center	2000	Chigasaki, Kanagawa	13-Mar-02	100	8,300	8,850	1.7%
Abiko Shopping Plaza	1994	Abiko, Chiba	4-Mar-03	100	10,200	14,700	2.9%
Ito-Yokado Yabashira	1982	Matsudo, Chiba	16-Jun-03	100	1,616	2,070	0.4%
Ito-Yokado Kamifukuoka-higashi	1999	Kamifukuoka, Saitama	18-Sep-03	100	6,900	8,190	1.6%
Ito-Yokado Nishikicho	2003	Warabi, Saitama	28-Nov-03	100	13,212	16,000	3.1%
Ito-Yokado Tsunashima	1982	Yokohama, Kanagawa	24-Jun-04	100	5,000	5,930	1.2%
Bic Camara Tachikawa	1970	Tachikawa, Tokyo	29-Sep-04	100	11,920	13,100	2.6%
AEONMALL Yamato	2001	Yamato, Kanagawa	17-Feb-05	100	16,823	20,800	4.1%
SEIYU Hibarigaoka	1978	Nishi Tokyo, Tokyo	9-Mar-05	100	6,100	8,110	1.6%
Higashi Totsuka Aurora City	1999	Yokohama, Kanagawa	24-Mar-06	100	50,500	50,500	9.9%
Omiya SATY	2000	Saitama, Saitama	23-Jun-06	100	6,133	6,670	1.3%
Ito-Yokado Yotsukaido	2005	Yotsukaido, Chiba	30-Aug-07	100	13,600	13,600	2.7%
subtotal					165,995	184,730	36.3%
Osaka, Nagoya and Surrounding Areas							
8953 Osaka Shinsaibashi Building	1999	Osaka, Osaka	13-Mar-02	100	14,300	17,100	3.4%
Ito-Yokado Narumi	1997	Nagoya, Aichi	4-Mar-03	100	8,540	8,180	1.6%
Nara Family	1992, 1993	Nara, Nara	6-Mar-03	100	31,241	36,700	7.2%
AEONMALL Higashiura	2001	Chita, Aichi	15-Jan-04	100	6,700	9,150	1.8%
JUSCO City Takatsuki	1994, 1997	Takatsuki, Osaka	25-Mar-05	100	11,700	12,900	2.5%
JUSCO City Yagoto Shopping Center	1993	Nagoya, Aichi	10-Jun-05	100	3,700	4,160	0.8%
JUSCO City Nishi-Otsu	1996	Otsu, Shiga	20-Dec-05	100	13,100	13,200	2.6%
Kyoto Family	1982	Kyoto, Kyoto	21-Dec-05	100	5,340	6,660	1.3%
Loc City Ogaki	2005	Ogaki, Gifu	26-Jul-06	100	4,950	5,260	1.0%
Kawaramachi OPA	1998	Kyoto, Kyoto	29-Sep-06	88.8	18,500	18,400	3.6%
AEONMALL Tsurumi Leafa	2006	Osaka, Osaka	20-Nob-06	100	29,900	30,700	6.0%
AEONMALL Itami Terrace	2002	Itami, Hyogo	1-Dec-06	100	20,300	20,300	4.0%
subtotal					168,271	182,710	35.9%
Other Major Cities							
Sendai Nakayama Shopping Center	1995-1999	Sendai, Miyagi	13-Mar-02	100	10,200	13,200	2.6%
Hakata Riverain	1998	Fukuoka, Fukuoka	4-Mar-03	50	6,310	6,820	1.3%
AEON Kashiihama Shopping Center	2003	Fukuoka, Fukuoka	29-Jan-04	100	13,300	15,300	3.0%
AEON Sapporo Naebo Shopping Center	2003	Sapporo, Hokkaido	2-Mar-04	100	9,260	11,200	2.2%
Tobata SATY	1999	Kita Kyushu, Fukuoka	9-Mar-05	100	6,290	7,900	1.6%
JUSCO Naha Shopping Center	1993	Naha, Okinawa	29-Jun-05	100	10,700	12,000	2.4%
AEON Ueda Shopping Center	2004	Ueda, Nagano	1-Nov-06	100	9,500	9,700	1.9%
Oyama Yuen Harvest Walk	2007	Oyama, Tochigi	31-Aug-07	100	10,200	10,400	2.0%
subtotal					75,760	86,520	17.0%
Grand Total					455,242	509,570	100.0%

Property Portfolio Summary 2

Name of Property	Number of Tenants	Net Book Value as of August 31, 2007 (JPY in Millions)	Leasable Space (sq. m.)	Leased Area (sq. m.)	Occupancy Rate as of August 31, 2007	Rental Revenue in 11th Fiscal Period (JPY in Millions)	% of Total Revenue
Tokyo 23 Wards							
8953 Minami Aoyama Building	3	5,351	1,540.98	1,540.98	100.0%	168	1.0%
8953 Daikanyama Building	1	1,257	574.46	574.46	100.0%	39	0.2%
8953 Harajuku FACE Building	5	2,784	1,479.10	1,479.10	100.0%	99	0.6%
Site of GYRE	1	14,902	1,768.78	1,768.78	100.0%	190	1.1%
Esquisse Omotesando Annex	2	889	540.78	540.78	100.0%	28	0.2%
Itabashi SATY	1	12,335	72,253.88	72,253.88	100.0%	673	3.8%
8953 Kita Aoyama Building	2	1,000	492.69	492.69	100.0%	34	0.2%
8953 Jiyugaoka Building	11	2,687	1,814.10	1,814.10	100.0%	91	0.5%
Cheers Ginza	9	4,184	1,686.58	1,686.58	100.0%	124	0.7%
subtotal	35	45,390	82,151.35	82,151.35	100.0%	1,446	8.3%
Greater Tokyo Metropolitan Area							
ESPA Kawasaki	5	15,120	65,313.47	65,313.47	100.0%	492	2.8%
JUSCO Chigasaki Shopping Center	1	7,807	63,652.33	63,652.33	100.0%	274	1.6%
Abiko Shopping Plaza	53	10,540	42,642.36	42,642.36	100.0%	702	4.0%
Ito-Yokado Yabashira	1	1,583	21,581.65	21,581.65	100.0%	79	0.4%
Ito-Yokado Kamifukuoka-higashi	1	6,701	28,316.18	28,316.18	100.0%	256	1.5%
Ito-Yokado Nishikicho	1	12,637	73,438.52	73,438.52	100.0%	445	2.5%
Ito-Yokado Tsunashima	1	5,053	16,549.50	16,549.50	100.0%	181	1.0%
Bic Camara Tachikawa	2	12,018	20,983.43	20,983.43	100.0%	386	2.2%
AEONMALL Yamato	1	16,788	85,226.68	85,226.68	100.0%	534	3.0%
SEIYU Hibarigaoka	1	5,753	19,070.88	19,070.88	100.0%	261	1.5%
Higashi Totsuka Aurora City	4	51,784	151,429.78	151,429.78	100.0%	1,380	7.8%
Omiya SATY	1	6,313	75,344.90	75,344.90	100.0%	210	1.2%
Ito-Yokado Yotsukaido	1	14,150	59,207.19	59,207.19	100.0%	3	0.0%
subtotal	73	166,246	722,756.87	722,756.87	100.0%	5,203	29.5%
Osaka, Nagoya and Surrounding Areas							
8953 Osaka Shinsaibashi Building	1	13,666	13,666.96	13,666.96	100.0%	407	2.3%
Ito-Yokado Narumi	1	8,054	50,437.91	50,437.91	100.0%	331	1.9%
Nara Family	133	31,593	85,075.32	84,803.10	99.7%	2,177	12.4%
AEONMALL Higashiura	1	6,298	100,457.69	100,457.69	100.0%	376	2.1%
JUSCO City Takatsuki	1	11,406	77,267.23	77,267.23	100.0%	411	2.3%
Wonder City	-	-	-	-	-	634	3.6%
JUSCO City Yagoto Shopping Center	2	3,890	63,778.44	63,778.44	100.0%	164	0.9%
JUSCO City Nishi-Otsu	1	13,417	62,717.26	62,717.26	100.0%	375	2.1%
Kyoto Family	62	5,545	25,603.95	25,369.47	99.1%	677	3.8%
Loc City Ogaki	1	4,898	57,500.35	57,500.35	100.0%	328	1.9%
Kawaramachi OPA	1	18,985	18,848.20	18,848.20	100.0%	348	2.0%
AEONMALL Tsurumi Leafa	1	29,949	138,538.63	138,538.63	100.0%	861	4.9%
AEONMALL Itami Terrace	1	20,332	150,503.77	150,503.77	100.0%	579	3.3%
subtotal	206	168,031	844,395.71	843,889.01	99.9%	7,668	43.5%
Other Major Cities							
Sendai Nakayama Shopping Center	2	9,714	46,248.96	46,248.96	100.0%	464	2.6%
Hakata Riverain	68	6,305	25,465.00	22,510.60	88.4%	988	5.6%
AEON Kashiihama Shopping Center	1	13,137	109,616.72	109,616.72	100.0%	478	2.7%
AEON Sapporo Naebo Shopping Center	1	8,544	74,625.52	74,625.52	100.0%	378	2.1%
Tobata SATY	1	6,232	93,258.23	93,258.23	100.0%	316	1.8%
JUSCO Naha Shopping Center	1	10,862	79,090.48	79,090.48	100.0%	388	2.2%
AEON Ueda Shopping Center	1	9,662	61,349.07	61,349.07	100.0%	297	1.7%
Oyama Yuen Harvest Walk	1	10,586	58,767.20	58,767.20	100.0%	3	0.0%
subtotal	76	75,044	548,421.18	545,466.78	99.5%	3,312	18.7%
Grand Total	390	454,711	2,197,725.11	2,194,264.01	99.8%	17,629	100.0%

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – October 18, 2007

Japan Retail Fund Investment Corporation to Acquire GYRE in Omotesando Area of Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of GYRE in the Omotesando area of Tokyo, expected to close on October 19, 2007. The acquisition has been described in more detail in previous press releases, including a release dated September 12, 2007. The acquisition price for the building is eight billion yen.

Property Information Summary:

Location	5-10-1 Jingumae, Shibuya-ku, Tokyo
Land size	1,676.46m^2
Total floor space	8,573.57m^2
Building summary	Five floors above ground and two basement floors
Tenants (planned)	17 tenants including Chanel, Bulgari and other brand shops, as well as restaurants and a photo gallery

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 43 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

END